UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

FORM 11-K
(Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year ended December 31, 2006
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from            to
Commission file number 0-6516
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
DATASCOPE CORP. 401(K) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:
DATASCOPE CORP.
14 Philips Parkway
Montvale, New Jersey 07645
(201) 391-8100

DATASCOPE CORP.
401(K) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

REQUIRED INFORMATION
Financial Statements

Page
Report of Independent Registered Public Accounting Firm	1
Statement of Net Assets Available for Benefits as of December 31, 2006 and 2005	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006	3
Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2006	11

Exhibit
Consent of Independent Registered Public Accounting Firm
EX-23.1: CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Plan Administrator
Datascope Corp.
401(k) Savings and Supplemental Retirement Plan
14 Philips Parkway
Montvale, New Jersey 07645
We have audited the accompanying statement of net assets available for benefits of the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.
The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ SMOLIN, LUPIN & CO., P.A.
Fairfield, New Jersey
June 25, 2007

DATASCOPE CORP.
401(K) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:

Investments at Fair Value, Including Participant Loans of $1,487,365 and $1,533,017, Respectively	$87,907,922	$77,941,996

RECEIVABLES:

Participants’ Contributions	379,049	372,748
Employer’s Contributions	233,233	238,937
Loan Repayments	45,438	46,627
Dividends	—	6,985

Total Receivables	657,720	665,297

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	88,565,642	78,607,293

Adjustment from fair value to contract value for fully benefit-responsive investment contract	524,390	636,754

NET ASSETS AVAILABLE FOR BENEFITS	$89,090,032	$79,244,047

See notes to financial statements.

DATASCOPE CORP.
401(K) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Net Investment Income		$9,901,193

Contributions:
Participants	6,397,646
Employer	1,469,629
Employee Rollover	270,466

Total Contributions		8,137,741

TOTAL ADDITIONS		18,038,934

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits Paid to Participants	8,181,960
Administrative Expenses	10,989

TOTAL DEDUCTIONS		8,192,949

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS		9,845,985

NET ASSETS AVAILABLE FOR BENEFITS – Beginning		79,244,047

NET ASSETS AVAILABLE FOR BENEFITS – Ending		$89,090,032

See notes to financial statements.

DATASCOPE CORP.
401(K) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
(1) Description of Plan
          The following description of the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
      (a) General
          The Plan is a defined contribution plan that covers all eligible employees. The Plan was established by Datascope Corp. (the “Company”) to provide retirement income to its employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
      (b) Eligibility
          Each employee of the Company who is classified as a full-time employee shall be eligible to participate in the Plan commencing on the first day of the calendar month following 30 days of continuous employment. All other employees of the Company shall be eligible to participate in the Plan after one year of service and 1,000 or more hours of service. Participating employees are eligible for a matching contribution after one year of service. A minimum age of twenty-one is required to become an active member.
      (c) Contributions
          Each participant may authorize the Company to reduce their compensation by any whole percentage ranging from 1% to 50%, subject to certain Internal Revenue Service (“IRS”) limitations. For the years ended December 31, 2006 and 2005, the Company matched 50% of participating employee contributions up to a maximum of 6% of compensation. Matching contributions for each plan year are at the sole discretion of the Board of Directors of the Company. Contributions are subject to certain limitations.
          The Plan allows for catch-up contributions whereby participants age 50 and over may contribute to the Plan additional amounts above the IRS dollar limits for the year. The maximum catch-up contribution for 2006 is $5,000 and will remain at $5,000 in 2007. After 2007, the catch-up contribution limit will be subject to cost-of-living increases.

      (d) Participant Accounts
          Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, and (b) plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The participant directs the investment of his or her entire account. Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company contributions. Such forfeited amounts that were used to reduce Company contributions during 2006 were approximately $399,950.
      (e) Vesting
          Participants are immediately 100% vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service as follows:

Vested
Years of Service	Percentage
Less than 2 years	0%
After 2 years, but less than 3	25%
After 3 years, but less than 4	50%
After 4 years, but less than 5	75%
After 5 or more years	100%
      (f) Participant Loans
          Participants may borrow from their vested accrued benefit a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans must be repaid in equal installments consisting of principal and interest over a period not to exceed five years, unless the loan is used to purchase a primary residence, in which case the maximum term is fifteen years.
          The loans are secured by the participant’s vested accrued benefit. Loans that exceed five years bear interest at a rate equal to the rate then being charged for FHA residential mortgages; interest for loans of five years or less are based on a rate of 1% above the prime commercial lending rate. Outstanding loans as of December 31, 2006 bear interest at rates of 5% to 9.5% and mature between February 2007 and August 2019. Outstanding loans as of December 31, 2005 bear interest at rates of 5% to 9.75% and mature between January 2006 and August 2019.
      (g) Payment of Benefits
          The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. For participants with account balances that exceed $5,000, the participant may choose to either withdraw their balance or continue to maintain the balance in the Plan up to age 65.

          A participant with a balance greater than $1,000, but below $5,000 can elect a rollover or receive the distribution directly. Effective for distributions after March 2005, if the participant does not make an election, then the distribution will be paid in a direct rollover to an individual retirement plan designated by the Benefits Committee of the Company. The participant’s rollover may be reduced by any reasonable costs to establish such account.
(2) Summary of Significant Accounting Policies
      (a) Basis of Accounting
          The financial statements of the Plan are prepared using the accrual method of accounting.
      (b) Use of Estimates
          The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, additions to and deductions from net assets. Such estimates relate primarily to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.
      (c) Investment Valuation and Income Recognition
          The Plan’s investments, which consist of mutual funds, units of participation of common/collective trusts, Datascope Corp. common stock, and a pooled separate account, are stated at fair value. Shares of mutual funds and units of participation of common/collective trusts are stated at fair value based on quoted market prices of the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price at year-end. The Plan’s investment in the pooled separate account is valued at fair value as described in Note 3. Participant loans are stated at cost, which approximates fair value.
          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
      (d) Payment of Benefits
          Benefits are recorded when paid.
     (e) Payment of Administrative Expenses
          It is expected that the Company will provide direct payment of certain administrative expenses of the Plan.

(3) Investment Contract with Insurance Company
          The Plan is a party to a fully benefit-responsive investment contract with New York Life. New York Life maintains the contributions in a pooled separate account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. New York Life guarantees principal and accumulated interest on the contract. In accordance with FSP AAG-INV-1, the contract is included in the statement of net assets available for benefits at December 31, 2006 and 2005 at contract discontinuance value which management believes is equivalent to fair value. The contract discontinuance value is the amount that New York Life is contractually obligated to pay under the contract if the Plan were to terminate its interest in the contract without twelve months’ advance written notice. The adjustment from fair value to contract value for the investment contract is based on contract value as reported to the Plan by New York Life. Contract value represents contributions made under the contract, plus guaranteed accumulated interest, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
          The fair value of the investment contract at December 31, 2006 and 2005 was $17,066,602 and $16,634,276, respectively. During 2006 and 2005, the average yield was 4.52% and 4.23%, respectively. During 2006 and 2005, the average crediting interest rate was 4.04% and 3.75%, respectively. The crediting interest rate as determined by New York Life may not be less than zero. The interest rate is reviewed not less frequently than quarterly nor more frequently than daily.
          Certain events, such as the premature termination of the contract by the Plan or the termination of the Plan, would limit the Plan’s ability to transact at contract value with New York Life. The Plan administrator believes the occurrence of such events that would limit the Plan’s ability to transact at contract value with Plan participants is not probable.

(4) Investments
          The following investments represent 5% or more of the Plan’s net assets at December 31, 2006 and 2005:

	2006	2005
Pooled Separate Account
New York Life Insurance Company Anchor Account	17,066,602	16,634,276

Common/Collective Trust
Barclays Equity Index Fund G	19,742,891	18,159,769

Mutual Funds
TCW Galileo Dividend Focused Fund N	11,697,201	9,718,453
Janus Twenty Fund	7,670,978	7,385,382
PIMCO Total Return Fund (Admin)	5,810,138	5,520,571
Dodge and Cox International Stock Fund	5,467,880	—
Baron Small Cap Fund	5,385,045	5,308,507

Investment income for 2006 is as follows:

Interest – Participant Loans	$96,574
Interest – Datascope Corp. Stock Fund	7,078
Interest – Pooled Separate Account	709,800
Dividend Income – Datascope Corp. Stock Fund	132,026
Dividend Income and Capital Gains – Mutual Funds	1,548,871
Net Appreciation – Mutual Funds	3,208,510
Net Appreciation – Common/Collective Trusts	3,799,895
Net Appreciation – Datascope Corp. Stock Fund	398,439

Total Investment Income	$9,901,193

          All earnings related to the pooled separate account are reflected as interest income.
(5) Plan Termination
          Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(6) Reconciliation of Financial Statements to Schedule H of Form 5500
          The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005 to Schedule H of Form 5500:

	2006	2005
Net Assets Available for Benefits
Per the Financial Statements	$89,090,032	$79,244,047
Less: Contributions Receivable	(612,282)	(611,685)
Less: Dividends Receivable	—	(6,985)

Net Assets Available for Benefits per Schedule H of Form 5500	$88,477,750	$78,625,377

          The following is a reconciliation of additions to assets attributed to contributions and earnings on investments per the financial statements to Schedule H of Form 5500, for the year ended December 31, 2006:

2006 Additions to Net Assets Attributed to Contributions
Per the Financial Statements	$8,137,741
Less: Contributions Receivable at December 31, 2006	(612,282)
Add: Contributions Receivable at December 31, 2005	611,685

Total Contributions Income per Schedule H of Form 5500	$8,137,144

2006 Additions to Net Assets Attributed to Earnings on Investments
Per the Financial Statements	$9,901,193
Add: Dividends Receivable at December 31, 2005	6,985

Total Earnings on Investments per Schedule H of Form 5500	$9,908,178

(7) Tax Status
          In connection with new laws and regulations enacted, the Company amended and restated the Plan through February 13, 2002. The Internal Revenue Service has determined and informed the Company by letter dated July 26, 2002, that the Plan and related amendments qualifies for tax-exempt status under the applicable sections of the Internal Revenue Code. Therefore, no provisions for income taxes have been included in the Plan’s financial statements. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, it is their belief that the Plan and the related trust maintained their tax-exempt status as of the date of the financial statements.

(8) Related-Party Transactions
          A certain plan investment is a pooled separate account managed by New York Life. New York Life is the trustee as defined by the Plan and therefore, transactions with respect to this investment qualifies as party-in-interest transactions. In addition, certain plan investments are shares of Datascope Corp. common stock. Datascope Corp. is the sponsor of the Plan and therefore, transactions with respect to Datascope Corp. common stock also qualify as party-in-interest transactions.
(9) Subsequent Events
          In January 2007, the Company applied for a determination letter under Section 401(a) and 501(a) of the Internal Revenue Code pursuant to Revenue Procedure 2006-6 with respect to the restated Plan. The application requests consideration for changes made to the Plan as permitted or required by the Economic Growth and Tax Relief Reconciliation Act of 2001, with technical corrections made by the Job Creation and Worker Assistance Act of 2002, and the American Jobs Creation Act of 2004, and other regulations and guidance published by the Internal Revenue Service that are effective after December 31, 2001. The Company believes that the Plan and related amendments continue to qualify for tax-exempt status.
          Effective April 1, 2007, the Company approved a provision for the automatic enrollment of newly hired employees as participants in the Plan when eligible if the employee fails to affirmatively make a deferral election. The automatic enrollment is set at 2% of eligible compensation. Participants have the option of changing the contribution rate or opting out of the automatic enrollment. In addition, participating employees will be eligible for an immediate Company matching contribution.

DATASCOPE CORP.
401(K) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
EIN NO. 13-2529596
PLAN NO. 002
FORM NO. 5500
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

		(c) Description of Investment
(a) Party		Including Maturity Date,
in	(b) Identity of Issue, Borrower,	Rate of Interest, Collateral,	(e) Current
Interest	Lessor or Similar Party	Par or Maturity Value	Value
*	New York Life Insurance Company Anchor Account	Pooled Separate Account, 17,590,992 Shares, Par Value $1, No Collateral or Maturity Value	$17,590,992
	PIMCO Total Return Fund (Admin)	Mutual Fund, 559,744 Shares, No Collateral or Maturity Value	5,810,138
	Barclays Equity Index Fund G	Common/Collective Trust, 1,443,194 Shares, No Collateral or Maturity Value	19,742,891
	TCW Galileo Dividend Focused Fund N	Mutual Fund, 878,828 Shares, No Collateral or Maturity Value	11,697,201
	BGI Russell 1000 Growth Index Fund S	Common/Collective Trust, 29,541 Shares, No Collateral or Maturity Value	504,852
	BGI Russell 1000 Value Index Fund S	Common/Collective Trust, 121,070 Shares, No Collateral or Maturity Value	2,649,020
	BGI Russell 2000 Growth Fund (O)	Common/Collective Trust, 54,058 Shares, No Collateral or Maturity Value	762,761
	BGI Russell 2000 Value Fund (O)	Common/Collective Trust, 185,353 Shares, No Collateral or Maturity Value	3,694,091
	Baron Small Cap Fund	Mutual Fund, 235,876 Shares, No Collateral or Maturity Value	5,385,045
	Janus Twenty Fund	Mutual Fund, 140,443 Shares, No Collateral or Maturity Value	7,670,978
	RS Partners Fund	Mutual Fund, 68,031 Shares, No Collateral or Maturity Value	2,384,486
	Dodge and Cox International Stock Fund	Mutual Fund, 125,238 Shares, No Collateral or Maturity Value	5,467,880
*	Datascope Corp. Stock Fund	Common Stock, 93,408 Shares Datascope Corp., $180,823 Cash Reserves Fund	3,584,612
	Participants’ Loans, maturing February 2007 through August 2019	Interest Rates from 5.0% to 9.5%	1,487,365

	TOTAL		$88,432,312

Information with respect to column (d) “Cost” is not included because the investments are participant directed under an individual account plan.

*	Indicates party-in-interest to the Plan
See report of independent registered public accounting firm.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the Datascope Corp. Benefits Committee, which administers the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Datascope Corp. 401(k) Savings and Supplemental Retirement Plan
June 27, 2007	/s/ James Cooper
James Cooper
Member, Datascope Corp. Benefits Committee

June 27, 2007	/s/ Fred Adelman
Fred Adelman
Member, Datascope Corp. Benefits Committee